[LETTERHEAD OF MCDERMOTT WILL & EMERY LLP]

February 25, 2005

VIA EDGAR AND FACSIMILE

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.
Schedule TO-I filed February 11, 2005
SEC File No. 5-78596

Dear Ms. Ransom:

On behalf of Hewitt Associates, Inc. (“Hewitt” or the “Company”), we have filed Amendment No. 1 to the above-referenced Schedule TO-I. This letter and Amendment No. 1 respond to your letter dated February 17, 2005 containing the Staff’s comments with respect to the initial Schedule TO-I filing. For your convenience, each of the Staff’s comments is reprinted in bold below and a copy of Amendment No. 1 to the Schedule TO-I is enclosed herewith.

Offer to Purchase

Summary Term Sheet, page 1

1.	“How long do I have to tender my shares?” Here you state that you “cannot assure [readers] that [you] will extend the tender offer or indicate the length of any extension that [you] may provide.” Where you decide to extend the tender offer but do not provide shareholders with any indication as to the length of the extension, please advise us as to how will you determine when the tender offer will expire. Once the expiration date has been determined, how and when will you advise shareholders of the expiration date? In taking into account when to advise shareholders of the determination as to the expiration date, we remind you of your obligation to extend the offering period for any material change so that at least five business days remain in the offer after the change. See Exchange Act Release No. 23421 (July 11, 1986). Consider revising your discussion of Extensions of the Offer in Section 15 accordingly.

If the Company elects to extend the tender offer, it will determine the new expiration date of the tender offer at the time of, or prior to, such extension. Accordingly, the Company will advise shareholders of the new expiration date at the time it announces the extension.

Any such announcement will be by means of a press release as described in the Summary Term Sheet on page 2 (“How will I be notified if Hewitt extends the tender offer or amends the terms of the tender offer?”) and in the discussion in Section 15 (see page 38). As described in such sections, the Company will advise shareholders of any extension by issuing a press release not later than 9:00 a.m., New York City Time, on the business day after the scheduled expiration date. The Company acknowledges its obligation to extend the offering period for any material changes in the offer (see Section 15, page 39 “If Hewitt materially changes the terms of the tender offer…”).

2.	“If I own shares of class B or class C common stock, will transfer restrictions on those shares be lifted so I can tender my shares in the tender offer?” The disclosure in Section 11 and in Exhibit (a)(5)(B) does not appear to clearly state whether the transfer restrictions applicable to holders of class B or class C common stock have been lifted to a level such that each holder will be able to fully participate in the tender offer, notwithstanding the priority of purchases that will be applied to all shareholders who tender in the offer. Please clarify briefly here and in more detail in Section 11 to what extent class B and C shareholders will be able to tender shares in the offer and, if transfer restrictions have not been lifted to allow full participation, please disclose this.

Please note that the disclosure in the Summary Term Sheet on page 3 indicates that transfer restrictions will be lifted on the class B and class C shares to allow the holders to participate “more fully” in the tender offer – that is, such shareholders may participate more fully than would be permitted if transfer restrictions were not lifted at all. Class B and class C shareholders will not be permitted to sell all of their shares in the tender offer.

All class B and class C shares are currently subject to transfer restrictions, except for the restrictions which have been waived as described in Section 11 (see pages 31 and 32 under the heading “—Additional Transfer Restrictions —Waivers”). The class B and class C shares which were already free from transfer restrictions prior to the tender offer may be tendered in the offer. In addition, transfer restrictions will be lifted on additional class B and class C shares, but not on all such shares, to allow class B and class C shareholders to sell more shares in the offer than such shareholders would otherwise have been permitted to sell. The number of additional shares that will be freed from transfer restrictions is calculated using the formula at the top of page 32. By application of the formula, no class B or class C shareholder will be permitted to sell all of their shares. Each class B and class C shareholder will be able to apply the formula to his or her individual shareholding to determine the maximum number of shares which he or she may tender in the offer. In response to the Staff’s comment, the Company has added the following sentence as the second sentence of the second paragraph under the heading “—Additional Transfer Restrictions – Waivers” (see page 31): “However, FORE Holdings has not waived all transfer restrictions applicable to the class B and class C common stock; therefore, class B and class C stockholders will not be permitted to tender all of their shares in the tender offer.” Because the number of shares that each class B and class C shareholder may tender in the offer may differ for each shareholder, it is not feasible for the Company to provide more detail in Section 11 as to what extent class B and class C shareholders will be able to tender shares in the offer; however, FORE Holdings has sent an additional communication to the class B and class C shareholders which specifies the maximum number of shares that each class B and class C shareholder may tender in the offer. This additional communication has been included as an exhibit to the Schedule TO.

The Tender Offer, page 9

1. Number of Shares; Proration, page 9

3.	We note your indication that, where shareholders would like to increase the chance that you will purchase their shares, they should check the box in the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Wherever you state this, please also indicate that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase considering they are being tendered at the minimum price.

The Company has revised the disclosure on pages 10 and 14 of the Offer to Purchase to address the Staff’s comment.

4.	See your discussion under “Priority of Purchases,” where you indicate that you “may not purchase all of the shares that a stockholder tenders in the tender offer even if they are tendered at prices at or below the purchase price.” Please revise to indicate under what circumstances, aside from those articulated in the preceding bullet points, you might not purchase all the shares a shareholder tenders where tendered at or below the purchase price; otherwise, absent clarification, this sentence appears to give you arbitrary discretion as to which shares you may or may not purchase.

The Company has revised the disclosure on pages 9 and 11 of the Offer to Purchase to delete the sentence referred to in the Staff’s comment.

2. Purpose of the Tender Offer, page 12

5.	See the fifth paragraph. You indicate that future repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders than the terms of the tender offer. Because it appears that you have reserved the right to engage in successive repurchases at different prices within a very close period of time, advise us as to why the successive offers should not be viewed as one continuous offer in which the highest amount of consideration should be made available to all shareholders.

The Company advises the Staff that it does not intend to make a continuous offer to purchase its class A, class B or class C common stock. At this point in time, the Company is unable to determine if and when any share repurchases will occur following the current tender offer or whether any such repurchases will be accomplished via open market purchases, tender offers or other means. The Company is aware of the SEC’s rules and regulations regarding tender offers and will abide by such rules and regulations in connection with any subsequent share repurchases.

3. Procedures for Tendering Shares, page 13

6.	See the third sentence under “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.” You state that you reserve “the absolute right to waive any of the conditions of the offer with respect to any particular shares or any particular shareholder.” In the event you decide to waive a condition of the offer, you must waive it for all shareholders. Please revise this language accordingly.

In response to the Staff’s comment, the Company has revised the aforementioned sentence on page 17 of the Offer to Purchase to delete the phrase “any of the conditions of the tender offer or”, in order to clarify that Hewitt may not waive a condition of the tender offer solely with respect to particular shares or particular shareholders.

5. Purchase of Shares and Payment of Purchase Price, page 18

7.	In an appropriate place in this discussion, disclose how you will notify shareholders of the price you have determined you will pay for shares tendered in the tender offer.

In response to the Staff’s comment, the Company has revised the discussion on page 19 of the Offer to Purchase to add a statement that Hewitt will issue a press release notifying shareholders of the price it will pay for shares tendered in the offer promptly following the expiration date.

7. Conditions of the Tender Offer, page 20

8.	See the first paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

The Company confirms that it will not rely on the language identified above to tacitly waive a condition of the offer by failing to assert it.

9.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for shareholders to be able to objectively verify that the conditions have been satisfied. In this regard, we note the following:

•	the references to “threatened” in the first, second and sixth bullet points;

•	the reference to “indirectly” in the first bullet point;

•	the references to “contemplated future conduct” and “contemplated benefits” in the first, second and third bullet points; and

•	the reference to “might” in the second and third bullet point.

Please revise to clarify the conditions in accordance with this comment.

The Company has clarified the conditions on pages 20 though 22 of the Offer to Purchase in light of the Staff’s comments noted above. The Company has revised the references to “threatened” matters in the first, second and sixth bullet points to relate to matters as to which the Company has received notice. The Company has deleted the reference to “directly or indirectly” in the first and second bullet points. The Company has deleted references to “contemplated future” conduct of the business in the first, second, third and sixth bullet points. The Company has replaced references to “the contemplated benefits” of the tender offer in the first and second bullet points with “our ability to achieve the purposes” of the tender offer and deleting the words “to us”. Finally, the Company has deleted the reference to “might” in the second bullet point and replaced the reference to “might” in the third bullet point with the word “would”.

10.	The disclosure in sixth bullet states that your offer may be terminated if “any change or combination of changes shall have occurred or been threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of [you] or any of [y]our subsidiaries taken as a whole that, in [y]our judgment is or may reasonably be likely to be material and adverse to [you] or any of [y]our subsidiaries or that otherwise materially impairs the contemplated future conduct of the business of [you] or any of [y]our subsidiaries.” This condition appears to be so broad as to render the offer illusory because your reference to “is or may be” material is too vague to allow a shareholder to judge the scope of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.

In response to the Staff’s comment, the Company has revised the Offer to Purchase to delete the reference to “may be” and to make additional revisions in the sixth bullet point on page 22.

11.	You state in the last paragraph that “each of [the foregoing] rights shall be deemed an ongoing right that may be asserted at any time and from time to time.” A reference to the conditions as ongoing rights suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please revise the disclosure to clearly state that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Offer to Purchase to clarify that the Company may only assert a condition before the expiration of the offer.

12. Effects of the Tender Offer on the Market for Shares: Registration under the Exchange Act, page 35

12.	See the last paragraph in this discussion. You indicate here that the class A and B common stock are registered under the Exchange Act. When was your class B common stock registered under the Exchange Act? Your most recent annual report on Form 10-K does not indicate that your class B common stock is registered under the Exchange Act so this disclosure is unclear. To the extent your class B common stock is registered under the Exchange Act, please provide the basis for your belief that the purchase of such shares pursuant to this tender offer will not result in the class B common stock becoming eligible for deregistration under the Exchange Act.

The Company’s class B common stock was registered under the Exchange Act on January 27, 2004 when the Company filed a Form 8-A with the SEC. The class B stockholders are subject to restrictions on transfer discussed in the Offer to Purchase and are required to hold a minimum number of shares while they are employees of Hewitt as described on page 33. In light of these factors, the Company believes that the purchase of shares in the tender offer will not significantly reduce the number of holders of class B shares and therefore not result in the class B common stock becoming eligible for deregistration under the Exchange Act.

15. Extension of the Tender Offer; Termination Amendment, page 38

13.	Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire. Depending upon the materiality of the change in the terms of the tender offer, please be advised that a public announcement through PR Newswire may not by itself satisfy your obligations under Rule 13-4(e)(3).

The Staff’s comment is duly noted.

Letters of Transmittal for holders of Class A, B and C common stock

14.	We note that you require your tendering shareholders to represent that they “ha[ve] read” all of the terms of the tender offer. See representation (e) in each of the Letters of Transmittal. It is not appropriate to require security holders to attest to the fact that they have read the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language.

In response to the Staff’s comment, the Company has deleted the language from the Letters of Transmittal that the tendering shareholders “have read” all of the terms of the offer.

Communication from FORE Holdings LLC to its owners regarding the offer

15.	We note your reference to an announcement by Hewitt on February 4, 2005 regarding the authorization of a share buyback of up to $300,000,000. In the future, please consider whether it would be appropriate to file such announcement under cover of Schedule TO-C, pursuant to Rule 13e-4(c). See the definition of “public announcement” in Instruction 5 of Rule 13e-4(c) and Questions A.l. and A.2. in the Third Supplement to the Manual of Publicly Available Telephone Interpretations dated July 2001 and available at www.sec.gov.

The Staff’s comment is duly noted.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at (312) 984-7617 or Helen Friedli at (312) 984-7563 with any questions you may have.

Very truly yours,

/s/    Eric Orsic

Eric Orsic

Enclosure